P.E. 1/29/02

02014510

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 January 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Pty Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

29 January 2002

FOURTH QUARTER PRODUCTION AND EXPLORATION REPORT TO 31 DECEMBER 2001

HIGHLIGHTS OF THE QUARTER

Production

- **Gold production for the Quarter was 123,387 ounces.**
- **Gold production in 2001 was a record 647,942 ounces.**

Costs (unaudited)

- **Total Cash Costs for the Quarter were US$289/oz and US$221/oz for the year.**
- **Gross Cash Costs for the Quarter were US$303/oz and US$216/oz for the year.**

Revenue

- **An average gold price of US$385 was realised in the Quarter and US$355 for the year.**

Reserves and Exploration

- **10,985 metres were drilled during the Quarter, with results continuing to be at, or above, expectations.**
- **A new reserve statement is released concurrently showing an increase of 3.0 million ounces.**

CEO's REVIEW

Commenting on the results, the CEO, Alan Roberts said, "I am very pleased with the results for the Quarter and, particularly, the Full Year. The planned tie-in of two of the three autoclave heat recovery units together with other plant maintenance was completed on schedule. The heat recovery units are already operating beyond our expectations. The shutdown reduced gold production for the Quarter, but this was within expectations. Gross Cash Costs for the year (unaudited) are US$216/oz and, although higher than we would have liked, were a respectable improvement on the previous years costs of US$236/oz. Costs in the last Quarter were high due to the total plant shutdown. The substantial reserve upgrade is a very good result, not just because of the increased ounces, but also as it has given us a far better understanding of Lihir's world class orebody."

OPERATION REVIEW (please refer to the Attachment for the production and cost data)

Production

i. Performance

Variance Report Percentage Change 2001 v 2000	
	Variance
Total Material Moved	(11.6)%
Ore Milled	6.0%
Ore Milled Grade	2.8%
Gold Recovery	(1.0)%
Gold Produced	6.9%

ii. Mining

Total material movement of 8,607kt was a 23% improvement on the previous Quarter, largely due to improved equipment availability and weather conditions.

iii. Process Plant

Gold production in the Quarter was 123,387 oz.

Total tonnes treated through the mill of 827kt was a 14% reduction on the previous Quarter due mainly to a two-week total plant shutdown. The shutdown was required to tie-in the autoclave heat recovery plant and perform essential maintenance on the oxygen plant. Major work was also conducted in most other areas of the plant.

The autoclave heat recovery circuit (two of three units) was commissioned successfully. The autoclave heat recovery circuit, combined with lower sulphur grades, allowed the plant to operate unconstrained by oxygen capacity and heat balance requirements. The result has been that the autoclaves routinely operated at full feed pump capacity constrained only by feed availability and autoclave plant availability. The benefits observed appear to be greater than expected or planned.

Plant gold recovery was 88.1%. The low recovery is attributed to poor carbon movement resulting from screen fouling immediately after the shutdown.

Detailed design of the grinding circuit pebble crusher is underway and orders for major equipment items have been placed.

Health, Safety and Environment

There were five lost time incidents during the Quarter, giving a 12-month rolling Lost Time Incident Frequency Rate of 0.46 per 200,000 hours (A Lost Time Incident is when a person cannot return to <u>normal work duties</u> the following shift.)

There were no reportable environmental incidents during the Quarter.

RESERVES AND EXPLORATION

A new reserve statement has been issued concurrently with this report.

The reserves development program continued on the Lienetz and Borefields target areas at high production rates. In total, 38 diamond drill holes for 10,985m were completed, with four diamond rigs operating continuously throughout the period.

None of the drill results below are included in the January 2002 reserve statement. The assays for these holes were returned after the close of data for the January 2002 model and will be included in the next update, probably mid-2002.

Lienetz

In the Lienetz program, 26 holes for 8,255m were completed.
Assay results from 21 holes were returned, with strong intercepts continuing to be received. Better results are summarised below and hole locations are shown on page four.

Lienetz

Hole number	Target	From (m)	Downhole Interval (m)	Gold Grade (g Au/t)
DDHL726	Nth Extension	236	48	5.20
		328	18	2.58
DDHL735	Phase 5	124	232	4.90
DDHL736	Nth Extension	160	64	4.37
DDHL737	Nth Extension	164	70	3.14
DDHL741	Phase 5 infill	140	54	5.66
		212	26	3.07
DDHL742	Phase 5 infill	136	104	5.34
DDHL728A	Phase 5 infill	142	224	4.20
		142	224	4.20
DDHL747	Phase 5 infill	132	50	6.64
		182	30	2.38
		244	22	2.38
DDHL749	Nth Extension	116	10	3.48
		138	34	2.54
		172	14	23.99
DDHL750	Phase 5 infill	10	20	3.13
		50	15	3.07
		90	16	2.69
		120	64	6.11
		196	38	2.21
DDHL757	W Lienetz	114	50	2.29
		188	98	6.53
		318	44	2.84
DDHL772	Nth Extension	164	50	4.99
		232	6	2.21
		292	46	2.65
		348	12.8	2.39
DDHL773	Nth Lode Ext	168	134	3.37

Cutoff grade 1.6 g Au/t > 6m,
2 m samples, uncut, intersections < 3 g Au/t average <20m not shown

Results shown for the Phase 5 high-grade infill and verification program (holes 728A, 735, 741,742) provide both valuable infill data and enhanced down dip extensions.


DECEMBER QUARTER
DRILL RESULTS
Luise Harbour
Kapit
Harbour Base
851/852
850
849
870
860
865
864
866
854
ROM
zone
772
749
757
741
747/750
728A
735/742
Minifie Pit
INFILL
N
500m

ROM and Borefields

12 holes for 2,730m were completed on the Borefields and ROM (ROM so called because it is below the Run-of-Mine stockpile) zone targets.

Drilling in this area was targeted in the deeper parts of the mineralisation to economic limits. Completion of drilling in this zone will be completed in the 1st Quarter 2002. The better intersections are tabulated below.

Borefields / ROM zone

Hole number	Target	From (m)	Downhole Interval (m)	Gold Grade (g Au/t)
DDHL860	Coastal-ROM	114	12	3.59
		134	16	2.46
		162	38	2.73
		226	8	4.45
		272	8	3.99
		326	3.6	12.35
DDHL854	Borefields	118	6	3.97
		210	10	3.06
		242	8	2.80
DDHL864	Coastal –	100	8	3.54
	ROM	112	8	3.99
		190	14	3.02
DDHL865	Coastal –	0	8	4.20
	ROM	30	6	3.11
DDHL866	Coastal –	6	4	11.40
	ROM	64	12	2.71
		96	26	2.92
DDHL870	Coastal –	126	22	2.75
	ROM	182	16	3.45

Cutoff grade 1.6 g Au/t > 6m,
2 m samples, uncut, intersections < 3 g Au/t average not shown.

Harbour Base

A number of strong results were returned from the dual-purpose geotechnical / resource holes drilled from the harbour base stockpile and barge platform areas.

These are the deepest sampled holes drilled from this zone and confirm the continuity of extensive economic grade intersections. Further investigation of this mineralisation will be included in engineering studies planned for 2002.

Harbour Base

Hole number	Target	From (m)	Downhole Interval (m)	Gold Grade (g Au/t)
DDHL847	ROM Zone	34	14	3.09
	Extension	70	34	2.15
DDHL850	ROM Zone	116	72	2.13
	Extension	224	12	2.37
DDHL851	Coastal	20.8	11.2	4.26
	Extension	64	24	4.07
DDHL852	Coastal Extension	60	166	2.45

Cutoff grade 1.6 g Au/t > 6m,
2 m samples, uncut, intersections < 3 g Au/t average not shown.

Geothermal

The two deep wells completed in the Kapit area earlier in the year were test discharged. GW-17 would produce sufficient steam for about 9 MW from a condensing turbine or 4 MW from a backpressure turbine.

GW-18 would produce sufficient steam for about 4 MW from a condensing turbine.

Both wells show considerable potential to produce geothermal power from the Kapit area and enhance the potential for steam production in areas not impacted by mining.

FINANCIAL (unaudited)

Costs

Total Cash Costs*				
		Full Year 2001	**Fourth Quarter 2001**	**Third Quarter 2001**
Gross Cash Costs	US$/oz	**216**	303	200
- Deferred mining costs		**(4)**	(22)	(4)
- Inventory adjustments		**9**	8	11
* Total cash costs		**221**	289	207

* Gold Institute Standard

Gross cash costs for the Quarter reflect lower production due to the total plant shutdown and related costs.

Gold Revenue

Realised revenues for the Quarter and Year to Date were:

	Full Year (US$/oz)	Fourth Quarter (US$/oz)
Cash Sales	$311	$327
Deferred Hedging Gains / Costs	$44	$58
Total	$355	$385
Average Spot Price	$271	$278

Hedging

During the Quarter Lihir placed 100,000 oz of hedging, the majority of which comprised forwards dated in 2005 to 2006.

At 31 December 2001 Lihir's hedge book amounted to 2.6 million ounces as reflected in the following summary:

Hedging Position										
	Spot Deferreds		Forwards		Put Options Bought		Call Options Sold		Call Options Bought	
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces	Price	Ounces	Price
Q1 2002	80,000	278.46	127,799	$329.61					38,138	$475.12
Q2 2002			120,899	$333.08					38,175	$478.59
Q3 2002			119,400	$336.83					37,050	$482.19
Q4 2002			118,875	$369.92					37,050	$485.63
Total 2002	**80,000**	**$278.46**	**486,973**	**$342.08**	**0**	**$0.00**	**0**	**$0.00**	**150,413**	**$480.33**
2003			470,000	$317.82						
2004			448,080	$310.16	20,000	$335.00	20,000	$365.00		
2005			363,021	$320.67	95,000	$320.39	95,000	$326.71		
2006			230,000	$317.86	20,000	$335.00	20,000	$365.00		
2007			20,000	$335.00	20,000	$335.00	20,000	$365.00		
2008			0	$0.00	40,000	$335.00	20,000	$365.00		
	80,000	**$278.46**	**2,018,075**	**$322.66**	**195,000**	**$327.88**	**175,000**	**$344.21**	**150,413**	**$480.33**

The mark to market value of Lihir's hedgebook was a positive US$59.7 million.

Gold ounces hedged are approximately 17 % of gold reserves.

OUTLOOK

Lihir will continue to build on the significant successes realised over the past year.

The program to drill the extension to West Minifie, the western flank of Lienetz and the northwest extension of Lienetz, towards Kapit, will continue into 2002, with a view to releasing a further revision of the reserve statement in mid-2002.

Mining rates will benefit further from the increase in availability and the replacement of mobile support equipment. In order to achieve the material movement targets, an additional three Cat 785 haul trucks have been purchased, scheduled for January 2002 arrival.

In the process plant, the success of the autoclave heat recovery has clearly moved plant bottlenecks to the grinding circuit and the autoclave feed system. Installation of the grinding circuit pebble crusher is on target for commissioning in August 2002. Autoclave feed system improvements are being engineered. Further low capital projects in the process plant will be implemented as bottlenecks are exposed. In addition, priority will be given to studies that will add value to Lihir's increasing world-class reserves.

Gold production in 2002 will be in line with the full year 2001.

Contact for Investor Information
Rod Antal
Company Secretary and Investor Relations

Tel:	+61 0402 89 3229
Fax:	+675 9864 018
E-mail:	rpa@lihir.com.pg
Website:	www.lihir.com.pg

Shareholder enquires
Matters related to number of shares held, changes of address should be directed to:
Computershare Investor Services
Centre Plaza One
Level 27
345 Queen Street
Brisbane
Queensland 4000

Tel:	+61 7 3237 2102
Fax:	+61 7 3229 9860
E-mail:	mark.casey@computershare.com.au

ADR Depositary:
The Bank of New York
101 Barclay St 22 West
New York 10286

Tel:	+1 212 815 3874

Production and Financial Data

		Full Year 2001	Fourth Quarter 2001	Third Quarter 2001	Second Quarter 2001	First Quarter 2001	Full Year 2000
Mine							
Ore mined	kt	**7,851**	1,517	1,804	2,183	2,347	10.419
Material moved	kt	**31,933**	8,607	7,009	7,749	8,568	36,115
Processing							
Ore milled	kt	**3,619**	827	966	864	962	3,414
Grade	g Au/t	**6.18**	5.43	6.00	6.59	6.64	6.01
Recovery	%	**90.6**	88.1	91.7	91.7	91.5	91.6
Gold poured	oz	**647,942**	123,387	177,761	159,966	186,828	606,310
Revenue/Costs (Unaudited)							
Gold Sold	oz	**643,368**	122,340	183,651	154,452	182,925	611,629
Average cash price received	US$/oz	**311**	327	315	309	302	363
Average price received including deferred hedging gains / costs	US$/oz	**355**	385	351	347	346	370
Gross cash cost	US$/oz	**216**	303	200	217	172	236
- deferred mining costs		**(4)**	(22)	(4)	(1)	4	17
- inventory adjustments		**9**	8	11	9	11	(26)
- corporate expenses		**-**	-	-	-	-	-
Total cash costs		**221**	289	207	226	187	228
- depreciation and amortisation		**52**	62	50	48	52	58
Total production costs		**273**	351	257	274	239	285

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: ____________________
for Name: Rod Antal
Title: Company Secretary